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07007916

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/06 (MM/DD/YY) AND ENDING 05/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redburn Partners (USA) LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC MAIL PROCESSING
RECEIVED
JUL
WASH. D.C.
200
SECTION

565 Fifth Avenue, 22nd Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

5 TIMES SQUARE (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

08/21

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn Partners (USA), LP, as of MAY 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER

Title

7/26/2007

Notary Public


STEPHANIE PAOLA GUITY
Notary Public - State of New York
NO. 01GU6110028
Qualified in Kings County
My Commission Expires 5/2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Redburn Partners (U.S.A.) L.P.
Year Ended May 31, 2007
with Report and Supplementary Report of Independent Auditors

Redburn Partners (U.S.A.) L.P.

Financial Statements and Supplemental Information

Year Ended May 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of Redburn Partners (U.S.A.) L.P.

We have audited the accompanying statement of financial condition of Redburn Partners (U.S.A.) LP (the "Partnership") as of May 31, 2007 and the related statements of operations, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redburn Partners (U.S.A.) LP at May 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

July 24, 2007

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

May 31, 2007

Assets	
Cash and cash equivalents	$ 182,880
Restricted cash	81,369
Commissions receivable	45,684
Fixed assets, net of depreciation & amortization of $4,971	54,676
	$ 364,609
Liabilities and Partners' Equity	
Liabilities:	
Accrued expenses	$ 118,509
Total liabilities	118,509
Partners' Equity:	
Total Partners' Equity	246,100
Total Liabilities and Partners' Equity	$ 364,609

The Notes to Financial Statements are an integral part of these statements.

Redburn Partners (U.S.A.) L.P.

Statement of Operations

Year Ended May 31, 2007

Revenues	
Commissions	$ 858,863
Interest income	3,375
	862,238
Expenses	
Employee compensation and benefits	$ 337,022
Clearing, research and other service fees	669,913
Recruitment fees	350,513
Professional fees	250,391
Office supplies and other expenses	198,768
Occupancy	92,567
Travel and entertainment	83,196
Regulatory fees	45,770
Telephone and communication	27,410
Insurance	15,145
	2,070,695
Net loss	$ (1,208,457)

The Notes to Financial Statements are an integral part of these statements.

Redburn Partners (U.S.A.) L.P.

Statement of Changes in Partners' Equity

Year Ended May 31, 2007

	Partners' Equity
Balance at June 1, 2006	$ 1,000
Net loss	(1,208,457)
Capital contributions	1,453,557
Balance at May 31, 2007	$ 246,100

The Notes to Financial Statements are an integral part of these statements.

Redburn Partners (U.S.A.) L.P.

Statement of Cash Flows

Year Ended May 31, 2007

Cash flows from operating activities	
Net loss	$(1,208,457)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Other receivable	(45,684)
Depreciation and amortization	4,971
Accrued expenses	118,509
Net cash used in operating activities	(1,130,661)
Cash flows from investing activities	
Restricted cash	(81,369)
Cost of Fixed Assets	(59,647)
Net cash used in investing activities	(141,016)
Cash flows from financing activities	
Capital contributions	1,453,557
Net cash provided by financing activities	1,453,557
Net decrease in cash and cash equivalents	181,880
Cash and cash equivalents	
Beginning of year	1,000
End of year	$ 182,880
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ –
Income taxes	$ –

The Notes to Financial Statements are an integral part of these statements.

Redburn Partners (USA), L.P.

Notes to Financial Statements

May 31, 2007

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership's majority partner is Redburn Partners LLP. The Partnership is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Upon NASD approval, the Partnership commenced business operations on November 11, 2006, to broker securities transactions for individual investors.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportion as determined by the General Partner, Redburn Partners (GP) Inc.

The Partnership clears its securities transactions on a fully-disclosed basis through Pershing Securities Limited.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Revenue Recognition

The Partnership records transactions in securities and commission revenue and expenses on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Income Taxes

The Partnership is a partnership and, therefore is not subject to federal, state and city income taxes. The Partnership will file an informational partnership return that includes K-1's for each partner, who is responsible for including their proportional profit on their individual U.S. tax filing.

Cash and Cash Equivalents

The Partnership defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

3. Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation and amortization. Depreciation is based on the straight line method over the estimated useful life of the assets. Gains or losses on disposal of depreciated property are recognized in the year of disposition as an element of other income, net.

4. Related Party Transactions

The Partnership passes all non U.S. equities orders to Redburn Partners LLP in London for execution. The Partnership pays Redburn Partners LLP a commission for clearing, research and other services which totaled $669,913 in the period. Other expenses are allocated from an affiliate based on amounts incurred. All commissions are earned through an affiliate and the commission receivable is due from this affiliate.

5. Commitments

May 31, 2007, minimum rental commitments under noncancelable operating leases were approximately as follows:

Year ending May 31:	
2008	$158,755
2009	158,755
2010	158,755
2011	158,755
2012	71,555
	$ 706,575

6. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At May 31, 2007, the Partnership had net capital of $64,371 which was $49,557 in excess of the required net capital of $14,814.

Under the arrangement with the clearing broker, the Partnership is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements.

The May 31, 2007 focus has been amended to reflect an additional expense for bonus of $62,500 and a reduction to professional fees of $19,500 due to an overaccrual.

Supplemental Information

Redburn Partners (U.S.A.) L.P.

Computation of Net Capital Pursuant to Rule 15c3-1

May 31, 2007

Computation of net capital	
Total partners' equity	$ 246,100
Deductions:	
Non-allowable assets:	
Restricted Cash	(81,369)
Other Receivable	(45,684)
Fixed Assets	(54,676)
Total deductions	(181,729)
Net capital before haircuts on security positions	64,371
Haircuts on securities	-
Net capital	$ 64,371
Computation of basic net capital requirements	
Minimum net capital required: 12.5% of $118,509	$ 14,814
Minimum net capital requirements of reporting broker/dealer	$ 5,000
Net capital requirement	$ 14,814
Excess net capital	$ 49,557
Computation of aggregate indebtedness:	
Total A.I. liabilities	$ 118,509
Percentage of aggregate indebtedness to net capital	184%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited May 31, 2007 Part IIA amended FOCUS filing. See Note 6 and the Company's reconciliation within these Financial Statements.

Redburn Partners (U.S.A.) L.P.

Reconciliation Pursuant to Rule 17a-5(d)(4)

May 31, 2007

Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of May 31, 2007:	
Net capital as reported in Company's part II (unaudited) focus report	$ 107,371
Change in net capital due to adjustments described in Note 6	(43,000)
Net capital computation contained herein	$ 64,371

Redburn Partners (U.S.A.) L.P.

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

May 31, 2007

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Partnership does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

To the Partners of Redburn Partners (U.S.A.) L.P.

In planning and performing our audit of the financial statements of Redburn Partners (U.S.A.) L.P. (the "Partnership"), as of and for the year ended May 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

July 24, 2007

END